CADARET, GRANT & CO., INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
WITH REPORTS OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM THEREON

CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cadaret, Grant & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Madison St., Suite 1300
(No. and Street)

Syracuse	NY	13202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald J. Taylor — (315) 471-2191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

CONFIDENTIAL

OATH OR AFFIRMATION

I, Donald J. Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cadaret, Grant & Co., Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director, Chief Financial Officer

Title

Notary Public

Brian J Clifford
01CL6321170
Notary Public, State of New York
Qualified in Onondaga County
My commission expires MARCH 16th, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CADARET, GRANT & CO., INC.
DECEMBER 31, 2020

TABLE OF CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Cadaret, Grant & Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cadaret, Grant & Co., Inc. as of December 31, 2020, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cadaret, Grant & Co., Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Cadaret, Grant & Co., Inc.'s management. Our responsibility is to express an opinion on Cadaret, Grant & Co., Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Cadaret, Grant & Co., Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS
CITRINCOOPERMAN.COM



CITRIN COOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of Cadaret, Grant & Co., Inc.'s financial statements. The supplemental information is the responsibility of Cadaret, Grant & Co., Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as Cadaret, Grant & Co., Inc.'s auditor since 2011.
New York, New York
March 31, 2021

2

CADARET, GRANT & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 11,113,803
Commissions receivable	7,293,000
Deposit with clearing broker	250,000
Other receivables	1,990,919
Other assets	1,462,202
Right-of-use assets	5,809,742
Fixed assets, net	1,832,195
Deferred tax assets	11,899,586
TOTAL ASSETS	$ 41,651,447

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 4,008,711
Lease liability	4,678,976
Commissions payable	6,202,485
Total liabilities	14,890,172
Stockholder's equity:	
Common stock, $0.01 par value; 400,000 shares 104,688 shares issued and outstanding	1,047
Additional paid-in capital	135,239
Retained earnings	26,624,990
Total stockholder's equity	26,761,275
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 41,651,447

See accompanying notes to financial statements.

CADARET, GRANT & CO., INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:		
Commissions	$	93,256,084
Investment advisory services		51,025,667
Interest and dividends		83,292
Other revenue		8,786,928
Total revenues		153,151,971
Expenses:		
Commissions		125,750,964
Employee compensation and benefits		9,668,066
Occupancy and equipment		4,651,362
Communications and data processing		856,783
Other expenses		5,814,544
Total expenses		146,741,719
Income before provision for income taxes		6,410,252
Provision for income taxes		1,358,451
Net income	$	5,051,801

See accompanying notes to financial statements.

4

CADARET, GRANT & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2020	$ 1,047	$ 135,239	$ 18,685,335	$18,821,621
Net income	-	-	5,051,801	5,051,801
Contribution of capital	-	-	5,444,854	5,444,854
Distributions	-	-	(2,557,000)	(2,557,000)
Balance - December 31, 2020	$ 1,047	$ 135,239	$ 26,624,990	$26,761,276

See accompanying notes to financial statements.

CADARET, GRANT & CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:	
Net income	$ 5,051,801
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	479,012
Operating lease amortization	185,705
Deferred income taxes	401,553
Changes in assets and liabilities:	
Commissions receivable	287,485
Other receivables	(514,334)
Other assets	(14,422)
Lease liability	(1,316,471)
Accounts payable and accrued expenses	753,352
Commissions payable	(377,432)
Net cash provided by operating activities	4,936,249
Cash flows from investing activities:	
Securities sold short, not yet purchased	(19,414)
Purchases of fixed assets	(1,814,951)
Net cash used in investing activities	(1,834,365)
Cash flows from financing activities:	
Proceeds from long-term debt	142,200
Repayments of long-term debt	(6,198)
Dividends	(2,557,000)
Net cash used in financing activities	(2,420,998)
Net increase in cash and cash equivalents	680,886
Cash and cash equivalents – beginning of year	10,432,917
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 11,113,803
Supplemental disclosures of cash flow information:	
Initial recognition of operating lease right of use asset	$ 5,940,877
Initial recognition of operating lease liability	$ 4,534,749
Non-cash contribution of capital	$ 5,444,854

See accompanying notes to financial statements.

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Cadaret, Grant & Co., Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a wholly-owned subsidiary of a financial services company (the "Parent"). The Company's principal office is located in Syracuse, New York. The Company has registered representatives located throughout the United States. Major sources of revenues are investment advisory fees and commissions from sales of mutual funds and insurance products. Other sources of revenues are commissions from sales of corporate stocks, municipal bonds and other securities.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

Cash equivalents consist of highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

Basis of presentation and use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company records commissions for the sale of insurance, mutual funds, and variable annuity products as such commissions are earned. Investment advisory fees are computed and recorded quarterly based on agreements with customers using the fair value of investments in customers' accounts at the end of each calendar quarter multiplied by each account's contractual rate. Refer to Note 4. *Revenue from Contracts with Customers*, for additional disaggregation of revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606.

Securities transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis, with related commission income and expense reported on a trade date basis.

Commissions and other receivables

Commissions and other receivables are stated at the amounts the Company expects to collect. The Company considers accounts receivable to be fully collectible. The determination of the amount of credit losses is based on the estimated credit-worthiness of the counterparty and the length of time a receivable has been outstanding. Other factors are considered by management based on relevant information about past events, current conditions and reasonable supportable forecasts as deemed necessary on a transaction-by-transaction basis. The Company continually monitors these estimates over the life of the receivable. The allowance for uncollectible accounts reflects the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2020.

CADARET, GRANT & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fixed assets

Fixed assets are stated at cost and are depreciated based on their estimated useful lives using accelerated methods. Useful lives range from 3 to 7 years.

Right-of-use assets and lease liabilities

The Company recognizes its leases in accordance with ASC Topic 842, Leases ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the statement of financial condition.

The Company conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of ROU assets and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The present value of the lease payments was determined using a 3.45% incremental borrowing rate.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The term of the office space lease is 11 years.

The Company reconciles the operating lease expense with the operating lease payments by presenting the amortization of the ROU asset and the change in the lease liability in a single line item within the adjustments to reconcile net income to net cash provided by operating activities in the accompanying statement of cash flows.

8

CONFIDENTIAL

CADARET, GRANT & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Income taxes</u>

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the difference are expected to affect taxable income. Valuation allowances are established when necessary, to reduce deferred tax assets to the amounts that are more likely than not to be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs.

<u>Fair value measurements</u>

Pursuant to FASB ASC 820, *Fair Value Measurement*, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Using the provisions within FASB ASC 820, the Company has characterized its investments in securities, based on the order of liquidity of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest order of liquidity to quoted prices in active markets for identical assets or liabilities [Level 1], and the lowest order of liquidity to unobservable inputs [Level 3]. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New accounting pronouncements

In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, Financial Instruments – Credit Losses ("Topic 326"). The ASU introduces a new credit loss methodology, Current Expected Credit Losses ("CECL"), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from broker dealers and clearing brokers), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

On January 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings.

Subsequent events

The Company evaluates events occurring after the date of the statement of financial condition for potential recognition or disclosure in its financial statements. The Company evaluated subsequent events through March 31, 2021, which is the date the financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

NOTE 3. IMPACT OF COVID-19

During the 2020 calendar year, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, both of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 4. REVENUE FROM CONTRACTS WITH CUSTOMERS

<u>Significant Judgments</u>

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

<u>Commissions</u>

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

<u>Asset Management</u>

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in advance and are recognized as revenue over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

NOTE 4. **REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)**

<u>Disaggregated Revenue from Contracts with Customers</u>
The following table presents revenue from contracts with customers by major source:

Revenue from contracts with customers		
Commissions:		
Brokerage commissions	$	34,028,134
Distribution fees		59,227,950
Total commissions revenue		93,256,084
Asset management fees:		
Investment advisory fees		51,025,667
Total revenue from contracts with customers	$	144,281,750

<u>Other Revenue</u>
The following table provides a breakdown of other revenue sources:

Fund marketing and due diligence	$	2,785,940
Solicitation fees and service charges		3,052,012
Miscellaneous		2,948,976
Total other revenue	$	8,786,928

NOTE 5. **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions that periodically exceed federally insured limits. At December 31, 2020, the amount in cash accounts exceeding federally insured limits was approximately $7,250,000.

NOTE 6. **DEPOSIT WITH CLEARING BROKER**

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully-disclosed basis. The clearing agreement requires the Company to maintain a deposit of $250,000 with the clearing broker. Such amount bears interest at current market rates.

NOTE 7.   FAIR VALUE MEASUREMENTS

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a)   *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;

(b)   *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and

(c)   *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques, option-pricing and excess earnings models).

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020:

Assets:	Level 1	Level 2	Level 3	Total	Valuation technique
Money market funds, included in cash and cash equivalents	$3,364,929	$0	$0	$3,364,929	(a)

Security sold short consists of a marketable equity security recorded at fair value, with changes in fair value recorded through earnings. There were no transfers between levels during the year.

NOTE 8.   INCOME TAXES

The Company reports its income taxes as part of a consolidated tax return filed by Atria Wealth Solutions, Inc. Provision has been prepared to reflect the Company's portion of consolidated activity. Federal, state and local income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates.

Income tax expense (benefit) for the year ended December 31, 2020 consists of the following:

Current:		
Federal	$	660,656
State		296,243
Total current provision		956,899
Deferred:		
Federal		738,855
State		(337,303)
Total deferred provision		401,552
Total income tax provision	$	1,358,451

NOTE 8. **INCOME TAXES (CONTINUED)**

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2020 are as follows:

Noncurrent deferred tax assets:		
Intangibles	$	12,146,509
Other assets		180,102
Lease liability		1,226,460
Total deferred tax assets		13,553,071
Noncurrent deferred tax liabilities:		
Fixed assets		(480,257)
Right-of-use asset		(1,060,842)
Lessor incentives		(112,386)
Total deferred tax liabilities		(1,653,485)
Total deferred tax assets, net	$	11,899,586

The Company recognizes valuation allowances on deferred tax assets if it is more likely than not that some or all of the deferred tax assets will not be realized. The Company has concluded that it is currently more likely than not that the net deferred tax assets will be realized and has not established a valuation allowance at December 31, 2020. In the event the Company is charged interest or penalties related to income tax matters, the Company would record such interest as income tax expense and would record such penalties as other expenses in the separately stated financial statements. No such charges have been incurred by the Company for 2020. For the year ended December 31, 2020, the Company had no uncertain tax positions.

NOTE 9. **FIXED ASSETS**

Fixed assets consisted of the following at December 31, 2020:

Furniture and fixtures	$	120,192
Leasehold improvements		1,158,120
Equipment		3,674,105
		4,952,417
Less: accumulated depreciation		(3,120,222)
Fixed assets, net	$	1,832,195

Depreciation expense is recorded on a straight line basis and was $479,012 for the year ended December 31, 2020.

NOTE 10.

COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be a party to litigation or other regulatory matters. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

As of December 31, 2020, the Company is a defendant in a FINRA arbitration filing brought by a former customer in relation to a former registered representative who is no longer with the Company and has since been convicted of misappropriating customer funds and making fraudulent misrepresentations. The Company is indemnified by the previous owners for legal matters that arise in connection with this matter. As such, the Company's management believes that the resolution of these matters will not result in any material adverse effect on the Company's financial statements.

Total lease expenses were approximately $298,000 for the year ended December 31, 2020. The cash paid for amounts included in the measurement of operating lease liabilities for the year ended December 31, 2020, was approximately $22,500.

Future undiscounted lease payments, exclusive of renewal provisions, for operating leases with initial terms of one year or more and a reconciliation of undiscounted lease cash flows and the lease liability recognized in the statement of financial condition as of December 31, 2020 is shown below:

Year Ending December 31,	Total
2021	$ 437,347
2022	542,955
2023	540,360
2024	540,360
2025	540,360
Thereafter	3,090,480
Undiscounted cash flows	5,691,862
Discounting effect on cash flows	1,012,886
Lease liability (discounted)	$ 4,678,976

NOTE 11.   RELATED-PARTY TRANSACTIONS

Pursuant to an administrative service arrangement ("Affiliate Arrangement") with affiliated organizations, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses it pays for these entities. For the year ended December 31, 2020, the amount of the reimbursement paid to the Company under this Affiliate Arrangement was $24,051. At December 31, 2020, there is a receivable of $305,714 from the affiliates included in other receivables and a payable of $27,676 to the affiliates included in accounts payable and accrued expenses in the accompanying statement of financial condition.

Pursuant to an administrative service arrangement ("Parent Arrangement") with the Parent, the Company is reimbursed and pays for services provided by certain employees and for overhead expenses of the Company that are paid by the Parent. For the year ended December 31, 2020, the amount the Company paid for services provided under this agreement was $2,531,661 which is included in other expenses in the statement of income. At December 31, 2020, there is a payable of $455,648 to the Parent that is included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 12.   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule15c3-1"), which requires the Company to maintain minimum net capital, as defined. Further, the rule requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1.

At December 31, 2020, the Company had net capital of $6,397,658, which was $5,683,856 in excess of its required net capital of $713,802. The Company's percentage of aggregate indebtedness to net capital was 167% at December 31, 2020.

NOTE 13.   PROFIT SHARING PLAN

The Company has a qualified profit-sharing retirement plan ("Plan") with a 401(k) deferred compensation provision covering all eligible employees as described in the Plan. The Company may make matching and/or discretionary contributions to the Plan, which are determined annually by management. The Company's contributions to the Plan, charged to income, amounted to $164,474 for 2020.

SUPPLEMENTAL INFORMATION

CADARET, GRANT & CO., INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Stockholder's equity	$ 26,761,276
Deductions for non-allowable assets:	
Commissions receivable	1,090,515
Lessor incentives	1,762,604
Fixed assets, net	1,832,195
Other assets and other receivables	2,475,558
Deferred tax assets	11,899,586
Loans to registered representatives	1,229,739
Total non-allowable assets	20,290,197
Unsecured debits	6,166
Net capital before haircuts	6,464,913
Haircuts on securities positions and money market funds	67,255
Net capital	$ 6,397,658
Computation of basic net capital requirement:	
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $10,707,031	$ 713,802
Statutory minimum net capital required	$ 250,000
Net capital requirement (greater of the minimum calculation or the statutory amount)	$ 713,802
Excess net capital (net capital less net capital required)	$ 5,683,856
Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required	$ 5,326,955
Percentage of aggregate indebtedness to net capital	167%

The above computation of net capital pursuant to Rule 15c3-1 does not differ materially from the amended computation as of December 31, 2020, filed by the Company on Form X17A-5, Part IIa.

CADARET, GRANT & CO., INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

The Company has claimed the exemptive provisions of Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) investment advisory fees; and (2) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Company's clearing firm : Pershing, LLC

See report of independent
registered public accounting firm.

CADARET, GRANT & CO., INC.
SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Information relating to possession or control requirements is not applicable to Cadaret, Grant & Co., Inc. as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii) and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) investment advisory fees; and (2) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See report of independent registered
public accounting firm.

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CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS



CITRINCOOPERMAN®
Accountants and Advisors

CITRINCOOPERMAN.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
Cadaret, Grant & Co., Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3, in which (1) Cadaret, Grant & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cadaret, Grant & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(ii)) (the "exemption provisions") (2) Cadaret, Grant & Co., Inc. stated that Cadaret, Grant & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year, except as described in its exemption report, and (3) Cadaret, Grant & Co., Inc. is filing its exemption report relying on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because Cadaret, Grant & Co., Inc. has represented that it limits its business activities to that of investment advisory fees, and proprietary trading and (a) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (b) did not carry accounts of or for customers; and (c) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Cadaret, Grant & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cadaret, Grant & Co., Inc.'s compliance with the exemption provisions and Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the provisions set forth in Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Citrin Cooperman & Company, LLP

New York, New York
March 31, 2021

Exemption Report

Cadaret, Grant & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) for the period from January 1, 2020 through December 31, 2020 except as described below.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) investment advisory fees; and (2) proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company had 623 exceptions in which customer funds were not transmitted to our clearing firm by noon of the business day following receipt. The vast majority of exceptions, which resulted in a one to two day delay, were due to logistical challenges of having a centralized quality assurance process for transmitting customer funds to the clearing broker. For quality assurance, representatives may promptly transmit customer funds to the Company's back office for review and approval before such funds are promptly transmitted to and deposited with our clearing broker. For these exceptions, customers are not materially impacted as transactions are processed on trade date and not impacted by funds in transit.

I, Donald Taylor, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

[signature: Donald J. Taylor]

Managing Director, Chief Financial Officer
March 31, 2021

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